NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	May 9, 2018

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that it has released its unaudited interim financial statements and Management Discussion and Analysis for the three months ended March 31, 2018.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended
	March 31,
	2018	2017

Revenues	$2,511,878	$1,563,317
Gross profit	$889,229	$699,934
Gross profit margin (after write down of inventories)	35%	45%
Income tax (recovery)	$(3,213)	$-
Net loss for the quarter	$(279,143)	$(525,496)
EBITDA (Loss)	$(233,024)	$(489,799)
Net loss per share (basic and diluted)	$(0.01)	$0.01

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2018 the Company had cash on deposit in the amount of $503,710, accounts receivable of $873,227, prepaid expenses of $95,366 and inventory of $3,463,877 compared to cash on deposit in the amount of $411,223, accounts receivable of $653,445, prepaid expenses of $183,966 and inventory of $3,980,243 at December 31, 2017.

The working capital position of the Company at March 31, 2018 was $3,406,617 compared to $3,628,911 at December 31, 2017.

Net assets of the Company were $7,288,590 at March 31, 2018 compared to $7,565,233 at December 31, 2017. At March 31, 2018 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

After a prolonged recession in the rail tank industry Kelso is beginning to see an upswing in business activity in 2018. According to industry sources Canadian crude by rail exports are likely to grow from 2017 levels of 150,000 barrels per day to an implied 250,000 barrels per day in 2018 and rising to approximately 590,000 barrels per day in 2019. There is a lot of scheduled production capability growing in Alberta and limited ways to transport it as pipelines are at full capacity. Political battles over new pipeline construction continue in Canada and new pipeline transmission capability may be a long way from utilization. This situation is expected to drive healthier rail tank car market opportunities for Kelso over the next several years.

This stimulus in crude oil has rail tank car analysts expecting average production rates to settle between 12,000 and 20,000 new rail tank cars annually for the next three years. Based on these predictions Kelso expects to participate on approximately 5,000 to 7,000 rail tank cars annually. A key business dynamic is getting more pieces of Kelso’s tank car equipment adopted by the hazmat shippers. Once this adoption trend can be established and customers begin to specify our PRV with the One-Bolt Manway, VRV or BOV, sales can range from approximately $1,400 to in excess of $10,000 per tank car.

Although Kelso has been able to quantify and demonstrate the effectiveness and economic rewards of our products there is still a key regulatory challenge to having customers specify multiple products on each rail tank car. AAR approvals continue to be a serious barrier for customer confidence and adoption. The AAR is historically slow to respond to submitted applications for new products and corresponding completed service trials. Although customers have expressed their interest in our technologies they are reluctant to specify and use products that are under field service trial until full AAR approvals are received. This is beyond our control and is the primary challenge for the future growth of our rail tank car equipment revenues.

In addition to our rail tank car business Kelso continues to diversify our longer term strategic direction. The Company continues to make key investments in new products with the understanding that profits, assuming that they develop as planned, can provide reliable future financial growth from multiple transportation markets. The key focus of our product development strategy is that we develop new products that do not require lengthy regulatory approval processes, hence the elapsed time from the design-production process to sales and distribution activity is expected to be shortened.

This strategic plan has successfully delivered an array of new products for new target markets that include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and ASCS suspension systems for motor vehicles being used in rugged outback terrain applications. Most new products not requiring AAR approvals are completed or nearing completion.

Capital management has been challenging due to diminished cash flows from poor sales over the past three years. Product development initiatives have been complex, expensive and the timing of revenue streams has not been predictable or guaranteed. Although many operational and human resource expenses have been reduced management must assess its capital needs carefully. The recent improvement in sales performance has allowed the Company to continue operations without access to additional external capital at this time. The Company still remains free of long term debt.

Our main goal is to generate revenues from new marketplaces while continuing to improve sales performance from our proven rail tank car equipment. The primary focus is to reduce our risk exposure to future economic downturns in rail tank car markets decreasing our total dependence on revenues from specialized rail tank car equipment. Management believes that through its diversified strategic program the Company can put itself in a much better position to succeed financially in the future.

ANNUAL GENERAL MEETING

The annual general meeting of the shareholders of the Company will be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, B.C. on Thursday, June 7, 2018, at 10:00 a.m. (PDT).

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that after a prolonged recession in the rail tank industry Kelso is beginning to see an upswing in business activity in 2018; industry analysts expect average production rates between 12,000 and 20,000 new rail tank cars annually for the next three years; that based on these predictions Kelso expects to participate on approximately 5,000 to 7,000 rail tank cars annually; that depending on the makeup of customers’ specifications for our PRV, VRV, one-bolt manway and BOV (affected by the status of our AAR approvals) sales can range from $1,400 to in excess of $10,000 per tank car; that long AAR approval processes continue to plague our ability to improve sales with additional rail tank car equipment; that the key focus of our product development strategy is that we develop new products that do not require lengthy regulatory approval processes, hence the elapsed time from the design-production process to sales and distribution activity is expected to be shortened; that most new products not requiring AAR approvals are completed or nearing completion; that the recent improvement in sales performance has allowed the Company to continue operations without access to additional external capital at this time; that management believes that through its diversified strategic program the Company can put itself in a much better position to succeed financially in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com